Registration No. 333-140117
Filed Pursuant to Rule 424(b)(3)

UNITED STATES OIL FUND, LP
Supplement dated February 2, 2007
to the
Prospectus dated January 30, 2007

The attached pages must accompany your Prospectus dated January 30, 2007. Please make the following replacements to that Prospectus.

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Please replace the cover page of your Prospectus dated January 30, 2007 with the attached cover page.

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Please replace the last page of the Table of Contents of your Prospectus dated January 30, 2007 with the attached last page of the Table of Contents.

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Please replace page 7 of your Prospectus dated January 30, 2007 with the attached page 7.

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Please replace page SAI-1 of your SAI dated January 30, 2007 with the attached SAI-1.

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The foregoing changes have been incorporated into the United States Oil Fund, LP Prospectus dated February 2, 2007 currently available on United States Oil Fund, LP’s website (http://www.unitedstatesoilfund.com/pdfs/uso-prospectus.pdf) as of the date of this supplement. If you have any questions, please call us at 1.800.920.0259 or write us at 1625 Broadway, Suite 2200 Denver, CO 80202. Please retain this supplement with your United States Oil Fund, LP Prospectus for your reference.

PROSPECTUS

United States Oil Fund, LP

54,600,000 Units

United States Oil Fund, LP, a Delaware limited partnership, is a commodity pool that issues units that may be purchased and sold on the American Stock Exchange. United States Oil Fund, LP is referred to as USOF throughout this document. The investment objective of USOF is for the changes in percentage terms of the units’ net asset value to reflect the changes in percentage terms of the spot price of West Texas Intermediate light, sweet crude oil delivered to Cushing, Oklahoma, as measured by the changes in the price of the futures contract on West Texas Intermediate light, sweet crude oil as traded on the New York Mercantile Exchange that is the near month contract to expire, except when the near month contract is within two weeks of expiration, in which case the futures contract will be the next month to expire, less USOF’s expenses. This is a best efforts offering. USOF will continuously offer creation baskets consisting of 100,000 units to authorized purchasers through ALPS Distributors, Inc., which is the marketing agent. A list of USOF’s current authorized purchasers is available from the marketing agent. Authorized purchasers will pay a transaction fee of $1,000 for each order placed to create one or more baskets. There are no arrangements to place funds in an escrow, trust, or similar account. This will be a continuous offering and will not terminate until all of the registered units have been sold.

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Authorized purchasers may purchase creation baskets of 100,000 units. The per unit price of units on a particular day will be the total net asset value of USOF calculated shortly after the close of the American Stock Exchange on that day divided by the number of issued and outstanding units.

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Authorized purchasers will be the only persons that may place orders to create and redeem baskets. An authorized purchaser is under no obligation to create or redeem baskets, and an authorized purchaser is under no obligation to offer to the public units of any baskets it does create. Authorized purchasers that do offer to the public units from the baskets they create will do so at per-unit offering prices that are expected to reflect, among other factors, the trading price of the units on the American Stock Exchange, the net asset value of USOF at the time the authorized purchaser purchased the creation basket and the net asset value of the units at the time of the offer of the units to the public, the supply of and demand for units at the time of sale, and the liquidity of the oil futures contract market and the market for other oil interests, and are expected to fall between USOF’s net asset value and the trading price of the units on the American Stock Exchange at the time of sale. The difference between the price paid by authorized purchasers as underwriters and the price paid to such authorized purchasers by investors will be deemed underwriting compensation. Units initially comprising the same basket but offered by authorized purchasers to the public at different times may have different offering prices. Units are expected to trade in the secondary market on the American Stock Exchange. Units may trade in the secondary market at prices that are lower or higher relative to their net asset value per unit. The amount of the discount or premium in the trading price relative to the net asset value per unit may be influenced by various factors, including the number of investors who seek to purchase or sell units in the secondary market and the liquidity of the oil futures contract market and the market for other oil interests. Authorized purchasers will not be required to sell any specific number or dollar amount of units.

USOF is not a mutual fund registered under the Investment Company Act of 1940 and is not subject to regulation under such Act.

Some of the risks of investing in USOF include:

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Investing in oil interests subjects USOF to the risks of the oil industry and this could result in large fluctuations in the price of USOF’s units.

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If certain correlations do not exist, then investors may not be able to use USOF as a cost-effective way to invest indirectly in oil or as a hedge against the risk of loss in oil-related transactions.

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USOF does not expect to make cash distributions.

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USOF and its general partner may have conflicts of interest, which may permit them to favor their own interests to your detriment.

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USOF has a limited operating history so there is no extensive performance history to serve as a basis for you to evaluate an investment in USOF.

Investing in USOF involves other significant risks. See “What Are the Risk Factors Involved with an Investment in USOF?” starting on page 11.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED IN THIS PROSPECTUS, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE COMMODITY FUTURES TRADING COMMISSION (“CFTC”) HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS IT PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

This prospectus is in two parts: a disclosure document and a statement of additional information. These parts are bound together, and both contain important information.

	Per Unit	Per Basket
Price of the units*	$44.22	$4,422,000

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*

Based on the price that would have been in effect on January 17, 2007. Price may vary based on NAV in effect on a particular day.

The date of this prospectus is February 2, 2007.

Page

Privacy Policy	73
U.S. Federal Income Tax Considerations	74
Other Tax Considerations	82
Investment by ERISA Accounts	82
Information You Should Know	84
Statement Regarding Forward-Looking Statements	84
Where You Can Find More Information	85
Summary of Promotional and Sales Material	85
Patent Application Pending	85
Index to Financial Statements	F-1
Report of Independent Registered Public Accounting Firm
Appendix A:
Glossary of Defined Terms
Appendix B:
United States Oil Fund, LP Form of Third Amended and Restated Agreement of Limited Partnership
Appendix C:
Market Watch Interview with John Hyland — Portfolio Manager, April 10, 2006
STATEMENT OF ADDITIONAL INFORMATION
Overview of the Petroleum Industry
Overview of Crude Oil
Crude Oil Regulation

Until February 11, 2007 (10 days after the date of this prospectus), all dealers effecting transactions in the offered units, whether or not participating in this distribution, may be required to deliver a prospectus. This requirement is in addition to the obligations of dealers to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

Breakeven Analysis

The breakeven analysis below indicates the approximate dollar returns and percentage required for the redemption value of a hypothetical $44.22 initial investment in a single unit to equal the amount invested twelve months after the investment was made. (We based the $44.22 assumption on USOF’s NAV on January 17, 2007. This breakeven analysis refers to the redemption of baskets by Authorized Purchasers and is not related to any gains an individual investor would have to achieve in order to break even. The breakeven analysis is an approximation only.

Assumed initial selling price per unit	$44.22
Management Fee (0.50%)*	$.2211
Creation Basket Fee**	$(.01)
Estimated Brokerage Fee (.19%)***	$.0840
Interest Income (4.78%)****	$(2.11)
Registration Fees*****	$3.12
Legal, Printing, and Accounting Expenses******	$1.00
New York Mercantile Exchange Licensing Fee*******	$.018
Amount of trading income (loss) required for the redemption value at the end of one year to equal the initial selling price of the unit	$2.32
Percentage of initial selling price per unit	5.25%

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*

USOF is contractually obligated to pay the General Partner a management fee based on daily net assets and paid monthly of 0.50% per annum on average net assets of $1,000,000,000 or less. For purposes of this example we assumed that the average net assets are $1,000,000,000 or less. If the average net assets were greater than $1,000,000,000 then the management fee would be 0.20% and the breakeven amount would be lower.

**

Authorized Purchasers are required to pay a Creation Basket fee of $1,000 for each order they place to create or redeem one or more baskets. An order must be at least one basket, which is 100,000 units. This breakeven analysis assumes a hypothetical investment in a single unit so the Creation Basket fee is $.01 (1,000/100,000).

***

USOF determined this estimate as follows. The breakeven analysis assumes an initial investment by an investor in one unit. USOF would be required to issue one Creation Basket of 100,000 units in order for the investor to purchase the one unit. Assuming the price of the units was $44.22, USOF would receive $4,422,000 upon the sale of the basket. USOF would be required to purchase and sell (in order to close out) 100 oil futures contracts at $442,200 per contract (1,000 barrels of oil per contract × $44.22 per barrel) during each month of the year, or 1,200 contracts bought and sold per year. Futures commission merchants typically charge approximately $3.50 per contract buy or sale ($7.00 per buy and sale, or “round turn”), so the total annual commission charge would be $8400 (1,200 contracts per year × $7.00 per buy and sell per contract). As a percentage of the total investment of $4,422,000 to support the issuance of the Creation Basket, USOF’s annual commission expense would be 0.19% ($8400 ÷ $4,422,000).

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USOF earns interest on funds it deposits with the commodities futures merchant and the Custodian and it estimates that the interest rate will be 4.78% based on the current interest rate on three-month Treasury Bills as of September 12, 2006. The actual rate may vary.

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The fee to register 50,000,000 units with the SEC and the NASD is $311,577 (the SEC’s fee is $236,577 and the NASD’s fee is $75,000). An order must be at least one basket which is 100,000 units. This breakeven analysis assumes a hypothetical investment in a single unit so the fee is $3.12 ($311,577/100,000). Previously, this fee was borne by the General Partner, however, currently it is borne by USOF. For a more detailed explanation, see “Management’s Discussion and Analysis.”

******

USOF estimates that the legal, printing, and accounting costs will be approximately $100,000. An order must be at least one basket which is 100,000 units. This breakeven analysis assumes a hypothetical investment in a single unit so this cost per unit is $1.00 ($100,000/100,000). Previously, these costs were borne by the General Partner, however, currently they are borne by USOF. For a more detailed explanation, see “Management’s Discussion and Analysis.”

*******

Assuming the aggregate assets of USOF and certain other funds to be formed by the General Partner are $1,000,000,000 or less, the New York Mercantile Exchange licensing fee is .04%. For more information see “Fees of USOF.”

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STATEMENT OF ADDITIONAL INFORMATION

UNITED STATES OIL FUND, LP

Before you decide whether to invest, you should read this entire Prospectus carefully and consider the risk factors beginning on page 11.

This Prospectus is in two parts: a disclosure document and a statement of additional information. These parts are bound together, and both parts contain important information.

This statement of additional information and accompanying disclosure document are both dated February 2, 2007.

SAI-1